Exhibit 99.3

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion’s ability to fund such expenditures; Vermilion’s additional debt capacity providing it with additional working capital; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2022 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion’s future project inventory, and the wells expected to be drilled in 2022; exploration and development plans and the timing thereof; Vermilion’s ability to reduce its debt; statements regarding Vermilion’s hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion’s hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion’s marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion’s ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion’s other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Vermilion Energy Inc.  ∎ Page 1 ∎  2021 Financial Statements

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
GJ	gigajoules
LSB	light sour blend crude oil reference price
mbbls	thousand barrels
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
tCO2e	tonnes of carbon dioxide equivalent
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

Vermilion Energy Inc.  ∎ Page 2 ∎  2021 Financial Statements

Management’s Report to Shareholders

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements of Vermilion Energy Inc. are the responsibility of management and have been approved by the Board of Directors of Vermilion Energy Inc. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes to the consolidated financial statements and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Where necessary, management has made informed judgments and estimates of transactions that were not yet completed at the balance sheet date. Financial information throughout the Annual Report is consistent with the consolidated financial statements.

Management ensures the integrity of the consolidated financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the consolidated financial statements. Deloitte LLP, Vermilion’s Independent Registered Public Accounting Firm, have conducted an audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have provided their report.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and Deloitte LLP to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, Management’s Discussion and Analysis and the Report of the Independent Registered Public Accounting Firm before they are presented to the Board of Directors.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management, under the supervision and with the participation of the principal executive officer and principle financial officer, conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has assessed the effectiveness of Vermilion’s internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Management concluded that Vermilion’s internal control over financial reporting was effective as of December 31, 2021.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of Vermilion’s internal control over financial reporting as of December 31, 2021 has been audited by Deloitte LLP, the Company’s Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2021.

(“Dion Hatcher”)	(“Lars Glemser”)

Dion Hatcher	Lars Glemser
President	Vice President & Chief Financial Officer
March 4, 2022

Vermilion Energy Inc.  ∎ Page 3 ∎  2021 Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Vermilion Energy Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Vermilion Energy Inc. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated March 4, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to Shareholders. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Calgary, Canada
March 4, 2022

Vermilion Energy Inc.  ∎ Page 4 ∎  2021 Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vermilion Energy Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vermilion Energy Inc. (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of net earnings (loss) and comprehensive income (loss), consolidated statements of cash flows and consolidated statements of changes in shareholders' equity, for each of the two years in the period ended December 31, 2021 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Capital Asset impairment reversal   – Refer to Note 2 and 4 to the financial statements

Critical Audit Matter Description

The Company reviews all Cash Generating Units (“CGUs”) for indicators of potential impairment or reversal of impairment at each reporting date. As a result of increasing commodity price forecasts and a market capitalization appreciation during the year, indicators of impairment reversal were identified for those CGUs where impairment loss was recognized in prior years. An impairment reversal is recognized if the carrying amount of the CGU is less than its recoverable amount. The recoverable amount of a CGU is estimated based on the higher of its fair value less cost of disposal and its value-in-use, using future after-tax cash flows of the underlying proved and probable oil and natural gas reserves. The Company engages an independent reservoir engineer to estimate oil and natural gas reserves using estimates, assumptions, and engineering data. The development of the Company’s reserves and the related future after-tax cash flows used to evaluate the impairment reversal requires management to make significant estimates and assumptions related to future oil and natural gas prices, discount rates, reserves, and future operating and development costs. Impairment reversal totaling $1.30 billion were recorded for the year ended December 31, 2021.

Given the significant judgments made by management related to future oil and natural gas prices, discount rates, reserves, and future operating and development costs, these estimates and assumptions are subject to a high degree of estimation uncertainty. Auditing these estimates and assumptions are subject to a high degree of auditor judgment in applying audit procedures and in evaluation of the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Vermilion Energy Inc.  ∎ Page 5 ∎  2021 Financial Statements

Our audit procedures related to future oil and natural gas prices, discount rates, reserves, and future operating and development costs used to determine the recoverable amount of the CGUs included the following, among others:

●	Evaluate management’s assessment and independently assess petroleum natural gas assets for indicators of impairment or impairment reversal.
●	Evaluated the effectiveness of the relevant controls, including those over the determination of the future oil and natural gas prices, discount rates, reserves, and future operating and development costs.
●	Evaluated the Company’s independent reservoir engineer by:
̊	Examining reports and assessing their scope of work and findings.
̊	Assessing the competence, capability and objectivity by evaluating their relevant professional qualifications and experience.
●	Evaluated the reasonableness of reserves by testing the source financial information underlying the reserves and comparing the reserve volumes to historical production volumes.
●	Evaluated the reasonableness of future operating and development costs by testing the source financial information underlying the estimate, comparing future operating and development costs to historical results, and evaluating whether they are consistent with evidence obtained in other areas of the audit.
●	Evaluated the reasonableness of forecast oil and natural gas prices used by comparing the assumptions to historical data and available market trends.
●	With the assistance of fair value specialists,
̊	Evaluated the future oil and natural gas prices by independently developing a reasonable range of forecasts based on reputable third-party forecasts and market data and comparing those to the future prices forecasted by management.
̊	Evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and developing a range of independent estimates and comparing those to the discount rates determined by management.

Deferred Taxes - Refer to Notes 2 and 9 to the financial statements

Critical Audit Matter Description

The Company recognizes deferred income taxes for differences between the financial statement and tax basis of assets and liabilities at substantively enacted statutory tax rates in effect for the years in which the differences are expected to reverse.

Deferred income tax assets are reduced to the amounts expected to be realized based on forecasts of future taxable income, specifically forecasts of future revenue (commodity price forecasts and forecasted reserves). The Company recorded a deferred income tax asset for Canada primarily arising from past taxable losses in this jurisdiction.

To determine whether it is probable that the deferred income tax assets in Canada will be realized, management makes assumptions related to the forecasts of future taxable income, specifically forecasts of future revenue (commodity price forecasts and forecasted reserves). As such, auditing the probability of the deferred income tax assets being realized and management’s commodity price forecasts and forecasted reserves involved a high degree of auditor judgement as the estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, which included the need to involve an income tax specialist.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to assessing the probability of the deferred income tax assets being realized and management’s forecasts of taxable income, specifically forecasts of future revenue (commodity price forecasts and forecasted reserves) to evaluate the deferred income tax assets in Canada included the following, among others:

●	Evaluated the effectiveness of relevant controls, including those over the determination of the forecasts of future revenue, specifically commodity price forecasts and forecasted reserves in Canada.
●	Evaluated management’s ability to accurately forecast future revenue by comparing management’s assumptions to historical data and available market trends.
●	Evaluated the reasonableness of management's forecasts of future revenue by:
̊	Comparing the forecasts prepared by management’s expert to third party forecasts and,
̊	Evaluating whether management’s estimates of commodity price forecasts and estimated reserves were consistent with the requirements of IAS 12 - Income Taxes relating to the probability of forecasted future revenue and the length of the forecast period.

Vermilion Energy Inc.  ∎ Page 6 ∎  2021 Financial Statements

/s/ Deloitte LLP

Chartered Professional Accountants
Calgary, Canada
March 4, 2022

We have served as the Company’s auditor since 2000.

Vermilion Energy Inc.  ∎ Page 7 ∎  2021 Financial Statements

Consolidated Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars

	Note	December 31, 2021	December 31, 2020
Assets
Current
Cash and cash equivalents	17	6,028	6,904
Accounts receivable	17	328,584	196,077
Crude oil inventory	17	20,070	13,402
Derivative instruments	7	19,321	16,924
Prepaid expenses	17	98,842	27,686
Total current assets		472,845	260,993

Derivative instruments	7	—	2,451
Deferred taxes	9	374,993	484,497
Exploration and evaluation assets	5	233,290	254,094
Capital assets	4	4,824,195	3,107,104
Total assets		5,905,323	4,109,139

Liabilities
Current
Accounts payable and accrued liabilities	17	440,658	297,670
Derivative instruments	7	268,973	130,919
Income taxes payable	17	37,182	4,539
Total current liabilities		746,813	433,128

Derivative instruments	7	51,213	8,228
Long-term debt	10	1,651,569	1,933,848
Lease obligations	8	60,190	76,524
Asset retirement obligations	6	1,000,554	467,737
Deferred taxes	9	328,839	264,272
Total liabilities		3,839,178	3,183,737

Shareholders' Equity
Shareholders' capital	11	4,241,773	4,181,160
Contributed surplus		49,529	66,250
Accumulated other comprehensive income		28,467	77,986
Deficit		(2,253,624)	(3,399,994)
Total shareholders' equity		2,066,145	925,402
Total liabilities and shareholders' equity		5,905,323	4,109,139

Approved by the Board

(Signed “Robert Michaleski”)	(Signed “Lorenzo Donadeo”)

Robert Michaleski, Director	Lorenzo Donadeo, Director

Vermilion Energy Inc.  ∎ Page 8 ∎  2021 Financial Statements

Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss)

thousands of Canadian dollars, except share and per share amounts

		Year Ended
	Note	Dec 31, 2021	Dec 31, 2020
Revenue
Petroleum and natural gas sales		2,079,761	1,119,545
Royalties		(186,122)	(106,554)
Sales of purchased commodities		147,091	127,853
Petroleum and natural gas revenue		2,040,730	1,140,844

Expenses
Purchased commodities		147,091	127,853
Operating	17	413,013	417,251
Transportation		77,161	67,711
Equity based compensation	13	41,565	42,906
Loss (gain) on derivative instruments	7	508,478	(8,138)
Interest expense		73,075	75,077
General and administration	17	52,877	60,840
Foreign exchange loss (gain)		71,576	(60,122)
Other income		(21,422)	(3,258)
Accretion	6	43,552	35,318
Depletion and depreciation	4	571,688	580,461
Impairment (reversal) expense	4	(1,302,619)	1,682,344
Gain on business combinations	3	(17,198)	—
		658,837	3,018,243
Earnings (loss) before income taxes		1,381,893	(1,877,399)

Income tax expense (recovery)
Deferred	9	187,343	(374,313)
Current		45,854	14,341
		233,197	(359,972)

Net earnings (loss)		1,148,696	(1,517,427)

Other comprehensive income (loss)
Currency translation adjustments		(55,632)	65,160
Unrealized gain (loss) on hedges		6,113	(36,752)
Comprehensive income (loss)		1,099,177	(1,489,019)

Net earnings (loss) per share	14
Basic		7.13	(9.61)
Diluted		6.97	(9.61)

Weighted average shares outstanding ('000s)	14
Basic		161,172	157,908
Diluted		164,765	157,908

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Consolidated Statements of Cash Flows

thousands of Canadian dollars

		Year Ended
	Note	Dec 31, 2021	Dec 31, 2020
Operating
Net earnings (loss)		1,148,696	(1,517,427)
Adjustments:
Accretion	6	43,552	35,318
Depletion and depreciation	4	571,688	580,461
Impairment (reversal) expense	4	(1,302,619)	1,682,344
Gain on business combinations	4	(17,198)	—
Unrealized loss on derivative instruments	7	181,094	100,955
Equity based compensation	13	41,565	42,906
Unrealized foreign exchange loss (gain)		64,963	(49,012)
Unrealized other expense		778	833
Deferred taxes	9	187,343	(374,313)
Asset retirement obligations settled	6	(28,525)	(14,278)
Changes in non-cash operating working capital	17	(56,884)	12,365
Cash flows from operating activities		834,453	500,152

Investing
Drilling and development	4	(339,390)	(352,481)
Exploration and evaluation	5	(35,406)	(14,721)
Acquisitions	4	(131,628)	(25,810)
Changes in non-cash investing working capital	17	36,724	(8,422)
Cash flows used in investing activities		(469,700)	(401,434)

Financing
(Repayments) borrowings on the revolving credit facility	10	(341,259)	22,183
Payments on lease obligations	8	(22,187)	(25,048)
Cash dividends		—	(117,737)
Cash flows used in financing activities		(363,446)	(120,602)
Foreign exchange loss on cash held in foreign currencies		(2,183)	(240)

Net change in cash and cash equivalents		(876)	(22,124)
Cash and cash equivalents, beginning of year		6,904	29,028
Cash and cash equivalents, end of year	17	6,028	6,904

Supplementary information for cash flows from operating activities
Interest paid		71,369	74,125
Income taxes paid		13,212	15,218

Vermilion Energy Inc.  ∎ Page 10 ∎  2021 Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity

thousands of Canadian dollars

		Year Ended
	Note	Dec 31, 2021	Dec 31, 2020
Shareholders' capital	11
Balance, beginning of year		4,181,160	4,119,031
Shares issued for the Dividend Reinvestment Plan		—	8,277
Vesting of equity based awards		49,922	49,188
Equity based compensation		8,365	3,203
Share-settled dividends on vested equity based awards		2,326	1,461
Balance, end of year		4,241,773	4,181,160
Contributed surplus	11
Balance, beginning of year		66,250	75,735
Equity based compensation		33,201	39,703
Vesting of equity based awards		(49,922)	(49,188)
Balance, end of year		49,529	66,250
Accumulated other comprehensive income
Balance, beginning of year		77,986	49,578
Currency translation adjustments		(55,632)	65,160
Hedge accounting reserve		6,113	(36,752)
Balance, end of year		28,467	77,986
Deficit
Balance, beginning of year		(3,399,994)	(1,791,039)
Net earnings (loss)		1,148,696	(1,517,427)
Dividends declared		—	(90,067)
Share-settled dividends on vested equity based awards		(2,326)	(1,461)
Balance, end of year		(2,253,624)	(3,399,994)

Total shareholders' equity		2,066,145	925,402

Vermilion Energy Inc.  ∎ Page 11 ∎  2021 Financial Statements

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments and hedge accounting reserve.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net earnings if there is a disposal or partial disposal of a subsidiary.

The hedge accounting reserve represents the effective portion of the change in fair value related to cash flow and net investment hedges recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net earnings in the same period in which the transaction associated with the hedged item occurs. For the year ended December 31, 2021, accumulated losses of $4.7 million and $1.4 million were recognized in the consolidated statement of net earnings on the cash flow hedges and net investment hedges, respectively, and will be recognized in net earnings through 2025 when the senior unsecured notes mature.

Deficit

Represents the cumulative net earnings less distributed earnings of Vermilion Energy Inc.

Vermilion Energy Inc.  ∎ Page 12 ∎  2021 Financial Statements

Notes to the Consolidated Financial Statements for the year ended December 31, 2021 and 2020 tabular amounts in thousands of Canadian dollars, except share and per share amounts

1. Basis of presentation

Vermilion Energy Inc. and its subsidiaries (the “Company” or “Vermilion”) are engaged in the business of petroleum and natural gas exploration, development, acquisition, and production.

Vermilion was incorporated in Canada and the Company’s registered office and principal place of business is located at 3500, 520, 3rd Avenue SW, Calgary, Alberta, Canada.

These consolidated financial statements were approved and authorized for issuance by Vermilion’s Board of Directors on March 4, 2022.

2. Significant accounting policies

Accounting framework

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Principles of consolidation

The consolidated financial statements include the accounts of Vermilion Energy Inc. and its subsidiaries. Vermilion’s subsidiaries include entities in each of the jurisdictions that Vermilion operates as described in Note 3 (Segmented information) including: Canada, France, Netherlands, Germany, Ireland, Australia, the United States, and Central and Eastern Europe (Hungary, Slovakia, and Croatia). Vermilion Energy Inc. directly or indirectly through holding companies owns all of the voting securities of each material subsidiary. Transactions between Vermilion Energy Inc. and its subsidiaries have been eliminated.

Vermilion accounts for joint operations by recognizing the Company’s share of assets, liabilities, income, and expenses.

Exploration and evaluation assets

Vermilion classifies costs as exploration and evaluation (“E&E”) assets when they relate to exploring and evaluating an area for which the Company has the license or right to explore and extract resources. E&E costs may include: geological and geophysical costs; land and license acquisition costs; and costs for the drilling, completion, and testing of exploration wells.

E&E costs are reclassified to capital assets if the technical feasibility and commercial viability of the area can be determined. E&E assets are assessed for impairment prior to any reclassification. The technical feasibility and commercial viability of extracting the reserves is considered to be determinable when proved and probable reserves are identified.

Costs incurred prior to the acquisition of the legal rights to explore an area are expensed as incurred. If reserves are not found within the license area or the area is abandoned, the related E&E costs are depreciated over a period not greater than five years. If an exploration license expires prior to the commencement of exploration activities, the cost of the exploration license is written off through depreciation in the year of expiration.

Capital assets

Vermilion recognizes capital assets at cost less accumulated depletion, depreciation, and impairment losses. Costs include directly attributable costs incurred for the drilling, completion, and tie-in of wells and the construction of production and processing facilities.

When components of capital assets are replaced, disposed of, or no longer in use, they are derecognized. Gains and losses on disposal of capital assets are determined by comparing the proceeds of disposal compared to the carrying amount.

Depletion and depreciation

Capital assets are grouped into depletion units, which are groups of assets within a specific production area that have similar economic lives. Depletion units represent the lowest level of disaggregation for which costs are accumulated for the purposes of calculating depletion and depreciation.

The net carrying value of each depletion unit is depleted using the unit of production method by reference to the ratio of production in the period to the total proved and probable reserves, taking into account the future development costs necessary to bring the applicable reserves into production.

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For the purposes of the depletion calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent.

Impairment of capital assets and exploration and evaluation assets

Depletion units are aggregated into cash generating units (“CGUs”) for impairment testing. CGUs are the lowest level for which there are identifiable cash inflows that are largely independent of cash inflows of other groups of assets. CGUs are reviewed for indicators of potential impairment at each reporting date.

E&E assets are tested for impairment when reclassified to capital assets or when indicators of potential impairment are identified. E&E assets are reviewed for indicators of potential impairment at each reporting date. If indicators of potential impairment are identified, E&E assets are tested for impairment as part of the CGU attributable to the jurisdiction in which the exploration area resides.

If an indicator of potential impairment exists, the CGU’s carrying value is compared to its recoverable amount. A CGU’s recoverable amount is the higher of its fair value less costs of disposal and its value-in-use. If the carrying amount of a CGU exceeds its recoverable amount, an impairment loss is recognized to reduce the carrying value of the CGU to its recoverable amount.

If an impairment loss has been recognized in a prior period, an assessment is performed at each reporting date to determine if there are indicators that the circumstances which led to the impairment loss have reversed. If the change in circumstances results in the recoverable amount being higher than the carrying value after the impairment loss, then the impairment loss (net of depletion that would otherwise have been recorded) is reversed.

Lease obligations and right-of-use assets

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the lease commencement date, a lease obligation is recognized at the present value of future lease payments, typically using the applicable incremental borrowing rate. A corresponding right-of-use asset is recognized at the amount of the lease obligation, adjusted for lease incentives received and initial direct costs. Vermilion does not recognize leases for short-term leases with a lease term of 12 months or less, or leases for low-value assets.

Payments are applied against the lease obligation and interest expense is recognized on the lease obligations using the effective interest rate method. Depreciation is recognized on the right-of-use asset over the lease term.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit with financial institutions and guaranteed investment certificates.

Crude oil inventory

Crude oil inventory is valued at the lower of cost or net realizable value. The cost of crude oil inventory produced includes related operating expense, royalties, and depletion determined on a weighted-average basis.

Asset retirement obligations

Vermilion recognizes a provision for asset retirement obligations when an event occurs giving rise to an obligation of uncertain timing or amount. Asset retirement obligations are recognized on the consolidated balance sheet as a long-term liability with a corresponding increase to E&E or capital assets.

Asset retirement obligations reflect the present value of estimated future settlement costs. The discount rate used to calculate the present value is specific to the jurisdiction the obligation relates to and is reflective of current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates.

Asset retirement obligations are remeasured at each reporting period to reflect changes in market rates and estimated future settlement costs. Asset retirement obligations are increased each reporting period to reflect the passage of time with a corresponding charge to accretion expense.

Revenue recognition

Revenue associated with the sale of crude oil and condensate, natural gas, and natural gas liquids is measured based on the consideration specified in contracts with customers.

Revenue from contracts with customers is recognized when or as Vermilion satisfies a performance obligation by transferring control of crude oil and condensate, natural gas, or natural gas liquids to a customer at contractually specified transfer points. This transfer coincides with title passing to the customer and the customer taking physical possession of the commodity. Vermilion principally satisfies its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant.

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Vermilion invoices customers for delivered products monthly and payment occurs shortly thereafter. Vermilion does not have any contracts where the period between the transfer of control of the commodity to the customer and payment by the customer exceeds one year. As a result, Vermilion does not adjust its revenue transactions to reflect significant financing components.

Financial instruments

On initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument as described below:

●	Fair value through profit or loss ("FVTPL"): Financial instruments under this classification include cash and cash equivalents and derivative assets and liabilities. Transaction costs under this classification are expensed as incurred.
●	Fair value through other comprehensive income ("FVTOCI"): Financial instruments under this classification include derivative assets and liabilities where hedge accounting is applied. Transaction costs under this classification are expensed as incurred.
●	Amortized cost: Financial instruments under this classification include accounts receivable, accounts payable and accrued liabilities, dividends payable, lease obligations, and long-term debt. Transaction costs under this classification are included in the measurement of the financial instrument.

Accounts receivable are measured net of a loss allowance equal to the lifetime expected credit loss.

Hedge accounting

Hedge accounting is applied to financial instruments designated as hedging instruments in qualifying hedging relationships.  Qualifying hedge relationships may include cash flow hedges, fair value hedges, and hedges of net investments in foreign operations.  The purpose of hedge accounting is to represent the effect of Vermilion's risk management activities to manage exposures arising from specific risks that affect net earnings such as foreign currency risk.

In order to apply hedge accounting, the eligible hedging instrument must be highly effective in offsetting the exposure to changes in the eligible hedged item.  This effectiveness is assessed at inception and at the end of each reporting period thereafter.  At inception, formal designation and documentation of the hedging relationship, risk management objective and strategy is required for undertaking the hedge.

For cash flow and net investment hedges, gains and losses on the hedging instrument are recognized in the consolidated statement of earnings in the same period in which the transaction associated with the hedged item occurs.  Where the hedging instrument is a derivative instrument, a derivative asset or liability is recognized on the balance sheet at fair value (included in "Derivative instruments") with the effective portion of the gain or loss recorded to other comprehensive income.  Any gain or loss associated with the ineffective portion of the hedging relationship is recognized in the consolidated statement of net earnings as other income or expense.

If a hedging relationship no longer qualifies for hedge accounting, any gain or loss resulting from the discontinuation of hedge accounting is deferred in other comprehensive income until the forecasted transaction date.  If the forecasted transaction is no longer expected to occur, any gain or loss resulting from the discontinuation of hedge accounting is immediately recognized in the consolidated statement of net earnings.

Equity based compensation

Equity based compensation expense results from equity-settled awards issued under Vermilion’s long-term share-based compensation plans as well as the grant date fair value of Vermilion common shares issued under the Company’s bonus and employee share savings plans.

Vermilion’s long-term share-based compensation plans consist of the Vermilion Incentive Plan (“VIP”) and the Deferred Share Unit Plan ("DSU"). Equity-settled awards issued under the VIP vest over a period of one to three years and awards issued under the DSU vest immediately upon granting.

Equity based compensation expense for equity-settled plans is recognized over the vesting period with a corresponding adjustment to contributed surplus. The expense recognized is based on the grant date fair value of the awards, an estimate of the performance factor that will be achieved (if applicable), and an estimate of forfeiture rates based on historical vesting data. Dividends notionally accrue to the VIP and are excluded in the determination of grant date fair values. When the awards are converted to Vermilion common shares, the amount recognized in contributed surplus is reclassified to shareholders’ capital.

The grant date fair value of awards or Vermilion common shares issued is determined as the closing price of Vermilion’s common shares on the Toronto Stock Exchange on the grant date.

Per share amounts

Basic net earnings per share is calculated by dividing net earnings by the weighted-average number of shares outstanding during the period.

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Diluted net earnings per share is calculated by dividing net earnings by the diluted weighted-average number of shares outstanding during the period. The diluted weighted-average number of shares outstanding is the sum of the basic weighted-average number of shares outstanding and (to the extent inclusion reduces diluted net earnings per share) the number of shares issuable for equity-settled awards determined using the treasury stock method. The treasury stock method assumes that the unrecognized equity based compensation expense are deemed proceeds used to repurchase Vermilion common shares at the average market price during the period.

Foreign currency translation

Vermilion Energy Inc.’s functional and presentation currency is the Canadian dollar. Vermilion has subsidiaries that transact and operate in countries other than Canada and have functional currencies other than the Canadian dollar.

Foreign currency translation includes the translation of foreign currency transactions and the translation of foreign operations.

Foreign currency transaction translation occurs when translating transactions and balances in foreign currencies to the applicable functional currency of Vermilion Energy Inc. and its subsidiaries. Gains and losses from foreign currency transactions are recorded as foreign exchange gains or losses in the statement of net earnings. Foreign currency transaction translation occurs as follows:

●	Income and expenses are translated at the prevailing rates on the date of the transaction.
●	Non-monetary assets or liabilities are carried at the prevailing rates on the date of the transaction.
●	Monetary items, including intercompany loans that are not deemed to represent net investments in a foreign subsidiary, are translated at the prevailing rates at the balance sheet date.

Foreign operation translation occurs when translating the financial statements of non-Canadian functional currency subsidiaries to the Canadian dollar and when translating intercompany loans that are deemed to represent net investments in a foreign subsidiary. Gains and losses from foreign operation translations are recorded as currency translation adjustments in the statement of comprehensive earnings. Foreign operation translation occurs as follows:

●	Income and expenses are translated at the average exchange rates for the period.
●	Assets and liabilities are translated at the prevailing rates on the balance sheet date.

Income taxes

Deferred tax assets and liabilities are calculated using the balance sheet method. Deferred tax assets and liabilities are recognized for the estimated effect of any temporary differences between the amounts recognized on Vermilion’s consolidated balance sheet and the respective tax basis. This calculation uses enacted or substantively enacted tax rates that are expected to be in effect when the temporary differences are expected to reverse. The effect of a change in tax rates on deferred taxes is recognized in the period the related legislation is substantively enacted.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

Business combinations

Acquisitions of corporations or groups of assets are accounted for as business combinations using the acquisition method if the acquired assets constitute a business. Under the acquisition method, assets acquired and liabilities assumed in a business combination (with the exception of deferred tax assets and liabilities) are measured at their fair values. Deferred tax assets or liabilities arising from the assets acquired and liabilities assumed are measured in accordance with the policies described in "Income taxes" above.

If applicable, the excess or deficiency of the fair value of net assets acquired compared to consideration paid is recognized as a gain on business combination or as goodwill on the consolidated balance sheet. Acquisition-related costs incurred to effect a business combination are expensed in the period incurred.

As part of the assessment to determine if the acquisition constitutes a business, Vermilion may elect to apply the concentration test on a transaction by transaction basis. The test is met if substantially all of the fair value related to the gross assets acquired is concentrated in a single identifiable asset (or group of similar assets) resulting in the acquisition not being deemed a business and recorded as an asset acquisition.

Segmented information

Vermilion has a decentralized business unit structure designed to manage assets in each country the Company operates. Each of Vermilion’s operating segments derives its revenues solely from the production and sale of petroleum and natural gas.

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Vermilion’s Corporate segment aggregates costs incurred at the Company’s Corporate head office located in Calgary, Alberta, Canada as well as costs incurred relating to Vermilion’s exploration and production activities in Hungary, Slovakia, and Croatia (Central and Eastern Europe). These operating segments have similar economic characteristics as they do not currently generate material revenue.

Vermilion’s chief operating decision maker regularly reviews fund flows from operations generated by each of Vermilion’s operating segments. Fund flows from operations is a measure of profit or loss that provides the chief operating decision maker with the ability to assess the profitability of each operating segment and, correspondingly, the ability of each operating segment to fund its share of dividends, asset retirement obligations, and capital investments.

Management judgments and estimation uncertainty

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amount of assets, liabilities, income, and expenses. Actual results could differ significantly from these estimates. Key areas where management has made judgments, estimates, and assumptions are described below.

The determination of whether indicators of impairment or impairment reversals:

●	Determining whether there are indicators of impairment or impairment reversals are based on management's assessments of the changes in estimates for future commodity prices, costs, discount rates, or reserves. Changes in these estimates and assumptions can directly impact the calculated fair value of capital assets and therefore could be indicators of impairment or impairment reversals. In addition, change in the Vermilion's market capitalization relative to its book value could be an indicator of impairment.

The measurement of the fair value of capital assets acquired in a business combination and the determination of the recoverable amount of cash generating units ("CGU"):

●	Calculating the fair value of capital assets acquired in a business combination and the recoverable amount of CGUs (in the assessment of impairments or reversals of previous impairments if indicators of impairment or impairment reversal are identified) are based on estimated future commodity prices, discount rates and estimated reserves. Reserve estimates are based on: engineering data, estimated future commodity prices, expected future rates of production, and assumptions regarding the timing and amount of future expenditures. Changes in these estimates and assumptions can directly impact the calculated fair value of capital assets acquired (and thus the resulting goodwill or gain on business combination) and the recoverable amount of a CGU (and thus the resulting impairment loss or recovery).
●	In addition, the recoverable amount of a CGU is impacted by the composition of CGUs, which are subject to management’s judgment of the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets. The factors used by Vermilion to determine CGUs vary by jurisdiction due to their unique operating and geographic conditions. In general, Vermilion will assess the following factors: geographic proximity of the assets within a group to one another, geographic proximity of the group of assets to other groups of assets, homogeneity of the production from the group of assets and the sharing of infrastructure used to process and/or transport production. Changes in these judgments can directly impact the calculated recoverable amount of a CGU (and thus the resulting impairment loss or recovery).

The measurement of the carrying value of asset retirement obligations on the balance sheet, including the fair value and subsequent carrying value of asset retirement obligations assumed in a business combination:

●	Asset retirement obligations are based on judgments regarding regulatory requirements, estimates of future costs, assumptions on the expected timing of expenditures, and estimates of the underlying risk inherent to the obligation. The carrying balance of asset retirement obligations and accretion expense may differ due to changes in: laws and regulations, technology, the expected timing of expenditures, and market conditions affecting the discount rate applied.

The recognition and measurement of deferred tax assets and liabilities:

●	Tax interpretations, regulations, and legislation in the various jurisdictions in which Vermilion and its subsidiaries operate are subject to change and interpretation. Changes in laws and interpretations can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and Vermilion’s ability to use tax losses and other tax pools in the future. The Company’s income tax filings are subject to audit by taxation authorities in numerous jurisdictions and the results of such audits may increase or decrease the tax liability. The determination of tax amounts recognized in the consolidated financial statements are based on management’s assessment of the tax positions, which includes consideration of their technical merits, communications with tax authorities and management’s view of the most likely outcome.
●	The extent to which deferred tax assets are recognized are based on estimates of future profitability. These estimates are based on estimated future commodity prices and estimates of reserves. Judgments, estimates, and assumptions inherent in reserve estimates are described above.

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The measurement of lease obligations and corresponding right-of-use assets:

●	The measurement of lease obligations are subject to management’s judgments of the applicable incremental borrowing rate and the expected lease term. The carrying balance of the right-of-use assets, lease obligations, and the resulting interest and depletion and depreciation expense, may differ due to changes in the market conditions and expected lease terms. Applicable incremental borrowing rates are based on judgments of the economic environment, term, currency, and the underlying risk inherent to the asset. Lease terms are based on assumptions regarding cancellation and extension terms that allow for operational flexibility based on future market conditions.

3. Segmented information

Substantially all sales in the France and Netherlands operating segments for the years ended December 31, 2021 (2020 - France, Netherlands, and Ireland) were to one customer in each respective segment. In 2021, France and the Netherlands contributed more than 10%of Vermilion's consolidated revenues (2020 - France).

	Year Ended December 31, 2021
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Total assets	3,100,322	545,296	771,707	227,779	422,030	427,362	217,852	192,975	5,905,323
Drilling and development	190,242	32,540	39,587	20,198	19,234	1,261	34,785	1,543	339,390
Exploration and evaluation	—	—	121	6,839	1,073	—	—	27,373	35,406

Crude oil and condensate sales	625,053	80,208	279,263	2,640	32,607	23	143,014	—	1,162,808
NGL sales	86,932	17,723	—	—	—	—	—	—	104,655
Natural gas sales	189,790	14,484	—	293,083	99,328	214,402	—	1,211	812,298
Sales of purchased commodities	—	—	—	—	—	—	—	147,091	147,091
Royalties	(113,651)	(30,747)	(37,666)	(873)	(2,847)	—	—	(338)	(186,122)
Revenue from external customers	788,124	81,668	241,597	294,850	129,088	214,425	143,014	147,964	2,040,730
Purchased commodities	—	—	—	—	—	—	—	(147,091)	(147,091)
Transportation	(38,764)	(1,336)	(26,497)	—	(6,359)	(4,205)	—	—	(77,161)
Operating	(215,378)	(16,992)	(52,147)	(35,269)	(27,149)	(14,889)	(50,748)	(441)	(413,013)
General and administration	(18,380)	(4,563)	(10,954)	(1,243)	(5,257)	9	(3,457)	(9,032)	(52,877)
PRRT	—	—	—	—	—	—	(15,688)	—	(15,688)
Corporate income taxes	—	—	9,120	(46,567)	—	—	5,759	1,522	(30,166)
Interest expense	—	—	—	—	—	—	—	(73,075)	(73,075)
Realized loss on derivative instruments	—	—	—	—	—	—	—	(327,384)	(327,384)
Realized foreign exchange loss	—	—	—	—	—	—	—	(6,613)	(6,613)
Realized other income	—	—	—	—	—	—	—	22,200	22,200
Fund flows from operations	515,602	58,777	161,119	211,771	90,323	195,340	78,880	(391,950)	919,862

	Year Ended December 31, 2020
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Total assets	2,276,787	328,902	703,567	130,063	198,357	257,990	105,898	107,575	4,109,139
Drilling and development	199,141	66,120	42,145	10,331	13,005	1,823	24,520	(4,604)	352,481
Exploration and evaluation	—	—	183	(226)	2,814	—	—	11,950	14,721

Crude oil and condensate sales	418,610	55,099	182,292	1,502	17,143	13	141,452	8	816,119
NGL sales	36,204	6,513	—	—	—	—	—	—	42,717
Natural gas sales	114,377	4,834	—	64,073	17,067	58,433	—	1,925	260,709
Sales of purchased commodities	—	—	—	—	—	—	—	127,853	127,853
Royalties	(54,961)	(17,446)	(32,069)	(444)	(990)	—	—	(644)	(106,554)
Revenue from external customers	514,230	49,000	150,223	65,131	33,220	58,446	141,452	129,142	1,140,844
Purchased commodities	—	—	—	—	—	—	—	(127,853)	(127,853)
Transportation	(41,494)	(1,349)	(14,604)	—	(5,839)	(4,425)	—	—	(67,711)
Operating	(218,596)	(18,108)	(57,128)	(32,410)	(20,732)	(15,232)	(54,581)	(464)	(417,251)
General and administration	(25,462)	(7,420)	(13,108)	(1,220)	(6,532)	(594)	(3,841)	(2,663)	(60,840)
PRRT	—	—	—	—	—	—	(20,151)	—	(20,151)
Corporate income taxes	—	—	(141)	3,774	—	—	2,106	71	5,810
Interest expense	—	—	—	—	—	—	—	(75,077)	(75,077)
Realized gain on derivative instruments	—	—	—	—	—	—	—	109,093	109,093
Realized foreign exchange gain	—	—	—	—	—	—	—	11,110	11,110
Realized other income	—	—	—	—	—	—	—	4,091	4,091
Fund flows from operations	228,678	22,123	65,242	35,275	117	38,195	64,985	47,450	502,065

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Reconciliation of fund flows from operations to net earnings (loss):

	Year Ended
	Dec 31, 2021	Dec 31, 2020
Fund flows from operations	919,862	502,065
Equity based compensation	(41,565)	(42,906)
Unrealized loss on derivative instruments	(181,094)	(100,955)
Unrealized foreign exchange (loss) gain	(64,963)	49,012
Accretion	(43,552)	(35,318)
Depletion and depreciation	(571,688)	(580,461)
Deferred tax (expense) recovery	(187,343)	374,313
Gain on business combinations	17,198	—
Impairment reversal (expense)	1,302,619	(1,682,344)
Unrealized other expense	(778)	(833)
Net earnings (loss)	1,148,696	(1,517,427)

4. Capital assets

The following table reconciles the change in Vermilion’s capital assets:

	2021	2020
Balance at January 1	3,107,104	5,015,620
Acquisitions	180,806	24,430
Additions	339,390	352,481
Increase in right-of-use assets	551	5,245
Transfers from exploration and evaluation assets	11,495	—
Impairment reversal	1,302,619	(1,682,344)
Depletion and depreciation	(538,704)	(517,734)
Changes in asset retirement obligations	528,714	(200,454)
Foreign exchange	(107,780)	109,860
Balance at December 31	4,824,195	3,107,104

Cost	10,849,047	9,863,537
Accumulated depletion, depreciation, and impairment	(6,024,852)	(6,756,433)
Carrying amount at December 31	4,824,195	3,107,104

In the fourth quarter of 2021, indicators of impairment reversal were present in our France - Neocomian CGU due to increases and stabilization of commodity prices resulting in increased cash flow estimates. As a result of the indicators of impairment reversal, the Company performed impairment reversal calculations on the identified CGU and the recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 12.0%. Based on the results of the impairment reversal calculations completed, recoverable amounts were determined to be greater than the carrying values of the CGU tested and $17.7 million (net of $6.2 million deferred income tax expense) of impairment reversal was recorded. Inputs used in the measurement of capital assets are not based on observable market data and fall within level 3 of the fair value hierarchy.

The following benchmark price forecasts were used to calculate the recoverable amounts:

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031 (2)
Brent Crude ($ US/bbl) (1)	76.00	72.51	71.24	72.66	74.12	75.59	77.11	78.66	80.22	81.83
Exchange rate (CAD/USD)	0.79	0.79	0.79	0.79	0.79	0.79	0.79	0.79	0.79	0.79

(1) The forecast benchmark prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations when determining recoverable amounts.

(2) In 2032 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum. In 2031 and beyond there is no escalation of exchange rates.

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The following are the results of tests completed, recoverable amounts, and sensitivity impacts which would decrease impairment reversals taken:

Operating Segment	CGU	Impairment Reversal (1)	Recoverable Amount	1% increase in discount rate	5% decrease in pricing
France	Neocomian	23,923	129,189	6,359	12,894
Total		23,923	129,189	6,359	12,894

(1) Impairment reversals are subject to the lower of the recoverable amount and the carrying value, which includes depletion and depreciation of the CGU had no impairment charges been previously taken.

In the third quarter of 2021, indicators of impairment reversal were present in our Ireland CGU due to increased European forecast gas prices. As a result of the indicators of impairment reversal, the Company performed impairment reversal calculations on the Ireland CGU and the recoverable amount was determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 12.0%. Based on the results of the impairment reversal calculations completed, the recoverable amount was determined to be greater than the carrying value and $16.7 million (net of $5.5 million deferred income tax expense) of impairment reversal was recorded. Inputs used in the measurement of capital assets are not based on observable market data and fall within level 3 of the fair value hierarchy.

In the second quarter of 2021, indicators of impairment reversal were present in our Alberta, Saskatchewan, Germany, Ireland and United States CGU due to an increase and stabilization in forecast oil and gas prices. As a result of the indicators of impairment reversal, the Company performed impairment reversal calculations on the identified CGUs and the recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 12.0%. Based on the results of the impairment reversal calculations completed, recoverable amounts were determined to be greater than the carrying values of the CGUs tested and $460.4 million (net of $133.2 million deferred income tax expense) of impairment reversal was recorded. Inputs used in the measurement of capital assets are not based on observable market data and fall within level 3 of the fair value hierarchy.

The following benchmark price forecasts were used to calculate the recoverable amounts:

	2H2021	2022	2023	2024	2025	2026	2027	2028	2029	2030 (2)
Brent Crude ($US/bbl) (1)	73.25	69.55	66.42	67.75	69.11	70.49	71.90	73.34	74.80	76.30
WTI Crude ($US/bbl) (1)	71.00	66.30	62.42	63.67	64.95	66.25	67.57	68.92	70.30	71.71
NBP (€/mmbtu) (1)	9.17	7.19	5.53	5.65	5.75	5.87	5.99	6.11	6.23	6.35
Exchange rate (CAD/USD)	0.81	0.81	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80

(1) The forecast benchmark prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations when determining recoverable amounts.

(2) In 2031 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum. In 2031 and beyond there is no escalation of exchange rates.

The following are the results of tests completed, recoverable amounts, and sensitivity impacts which would decrease impairment reversals taken:

				1% increase in	5% decrease in
Operating Segment	CGU	Impairment Reversal (1)	Recoverable Amount	discount rate	pricing
Canada	Alberta	88,708	988,447	—	29,716
Canada	Saskatchewan	270,897	1,500,139	80,724	156,875
Ireland	Ireland	133,005	339,315	9,136	23,975
Germany	Germany - Gas	43,735	168,290	—	—
United States	United States	57,261	429,322	26,903	44,317
Total		593,606	3,425,513	116,763	254,883

(1) Impairment reversals are subject to the lower of the recoverable amount and the carrying value, which includes depletion and depreciation of the CGU had no impairment charges been previously taken.

In the first quarter of 2021, indicators of impairment reversal were present in our Australia, Alberta, Saskatchewan, and United States CGUs due to an increase and stabilization in forecast oil prices. As a result of the indicators of impairment reversal, the Company performed impairment reversal calculations on the identified CGUs and the recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 12.0%. Based on the results of the impairment reversal calculations completed, recoverable amounts were determined to be greater than the carrying values of the CGUs tested and $492.2 million (net of $170.7 million deferred income tax expense) of impairment reversal was recorded. Inputs used in the measurement of capital assets are not based on observable market data and fall within level 3 of the fair value hierarchy.

Vermilion Energy Inc.  ∎ Page 20 ∎  2021 Financial Statements

The following benchmark price forecasts were used to calculate the recoverable amounts:

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030 (2)
Brent Crude ($US/bbl) (1)	64.50	62.08	61.69	62.84	64.02	65.22	66.45	67.70	68.97	70.35
WTI Crude ($US/bbl) (1)	62.00	58.58	57.69	58.84	60.02	61.22	62.45	63.70	64.97	66.27
Exchange rate (CAD/USD)	0.80	0.79	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78

(1) The forecast benchmark prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations when determining recoverable amounts.

(2) In 2031 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum. In 2031 and beyond there is no escalation of exchange rates.

The following are the results of tests completed, recoverable amounts, and sensitivity impacts which would decrease impairment reversals taken:

Operating Segment	CGU	Impairment Reversal (1)	Recoverable Amount	1% increase in discount rate	5% decrease in pricing
Australia	Australia	82,016	189,749	6,921	19,756
Canada	Alberta	232,724	859,706	46,223	81,212
Canada	Saskatchewan	290,241	1,206,343	69,104	143,281
United States	United States	57,885	364,242	24,180	41,345
Total		662,866	2,620,040	146,428	285,594

(1) Impairment reversals are subject to the lower of the recoverable amount and the carrying value, which includes depletion and depreciation of the CGU had no impairment charges been previously taken.

Germany Acquisitions

In April 2021, Vermilion completed an acquisition within its Germany Gas CGU for total consideration of $11.6 million, in which $49.2 million in capital assets, $12.4 million in asset retirement obligations, and $7.9 million in deferred tax liabilities were recognized. The acquisition resulted in a gain on acquisition of $17.2 million which was due to increases in commodity prices from the effective date to close and was accounted for as a business combination under IFRS 3.

In December 2021, Vermilion completed an acquisition within its Germany Gas CGU for total consideration of $23.2 million. Included within total consideration are contingent payment provisions for production and revenue targets in which $8.4 million has been recognized in accordance with IAS 37. The acquisition increases Vermilion's non-operated working interest within the Dümmersee-Uchte region and was funded with cash flows from operating activities. Vermilion applied the optional concentration test under IFRS 3 Business Combinations which resulted in the purchase being accounted for as an asset acquisition.

Assets in Wyoming

In July 2021, Vermilion acquired mineral leasehold land and oil and gas producing assets from a private oil company for total cash consideration of $92.0 million. The assets are located in the Powder River Basin and are adjacent to Vermilion's Hilight assets within the USBU cash generating unit ("CGU"). The acquired assets complement Vermilion's existing Powder River operations and were funded with cash flows from operating activities. Vermilion applied the optional concentration test under IFRS 3 Business Combinations which resulted in the purchase being accounted for as an asset acquisition.

Right-of-use assets

The following table discloses the carrying balance and depreciation charge relating to right-of-use assets by class of underlying asset as at and for the year ended December 31, 2021:

	As at Dec 31, 2021		As at Dec 31, 2020
($M)	Depreciation	Balance	Depreciation	Balance
Office space	8,921	38,216	9,835	49,134
Gas processing facilities	7,691	20,504	7,109	27,593
Oil storage facilities	2,644	11,480	2,738	15,231
Vehicles and equipment	3,629	6,038	3,608	8,035
Total	22,885	76,238	23,290	99,993

Vermilion Energy Inc.  ∎ Page 21 ∎  2021 Financial Statements

5. Exploration and evaluation assets

The following table reconciles the change in Vermilion’s exploration and evaluation assets:

	2021	2020
Balance at January 1	254,094	286,148
Acquisitions	—	1,380
Additions	35,406	14,721
Changes in asset retirement obligations	110	(500)
Transfers to capital assets	(11,495)	—
Depreciation	(35,549)	(54,838)
Foreign exchange	(9,276)	7,183
Balance at December 31	233,290	254,094

Cost	408,494	395,615
Accumulated depreciation	(175,204)	(141,521)
Carrying amount at December 31	233,290	254,094

6. Asset retirement obligations

The following table reconciles the change in Vermilion’s asset retirement obligations:

	2021	2020
Balance at January 1	467,737	618,200
Additional obligations recognized	28,655	1,484
Changes in estimated abandonment timing and costs	85,022	74,235
Obligations settled	(28,525)	(14,278)
Accretion	43,552	35,318
Changes in discount rates	439,849	(276,673)
Foreign exchange	(35,736)	29,451
Balance at December 31	1,000,554	467,737

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 4.9% as at December 31, 2021 (December 31, 2020 – 10.0%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion’s credit spread is determined using the Company’s expected cost of borrowing at the end of the reporting period.

The country specific risk-free rates used as inputs to discount the obligations were as follows:

	Dec 31, 2021	Dec 31, 2020
Canada	1.8%	1.2%
United States	1.9%	1.6%
France	0.8%	0.3%
Netherlands	(0.3)%	(0.6)%
Germany	0.1%	(0.2)%
Ireland	0.5%	(0.1)%
Australia	1.9%	1.3%

Vermilion has estimated the asset retirement obligations based on current cost estimates of $2.0 billion (2020 - $2.0 billion). Current cost estimates are inflated to the estimated time of abandonment using inflation rates of between 1.1% and 3.1% (2020 - between 0.2% and 2.9%), resulting in inflated cost estimates of $3.1 billion (2020 - $2.5 billion). These payments are expected to be made between 2022 and 2081, with the majority of costs occurring between 2030 and 2037 ($0.9 billion) and 2043 to 2050 ($1.1 billion).

A 0.5% increase/decrease in the discount rate applied to asset retirement obligations would decrease/increase asset retirement obligations by approximately $73.0 million. A one-year increase/decrease in the expected timing of abandonment spend would decrease/increase asset retirement obligations by approximately $37.3 million.

Vermilion Energy Inc.  ∎ Page 22 ∎  2021 Financial Statements

7. Derivative instruments

The following table reconciles the change in the fair value of Vermilion’s derivative instruments:

	Year Ended
	Dec 31, 2021	Dec 31, 2020
Fair value of contracts, beginning of year	(119,772)	(10,991)
Reversal of opening contracts settled during the year	112,679	12,811
Realized (loss) gain on contracts settled during the year	(327,384)	109,093
Unrealized loss during the year on contracts outstanding at the end of the year	(293,773)	(113,766)
Net receipt from counterparties on contract settlements during the year	327,385	(109,093)
Unrealized loss on derivatives designated as cash flow hedges	—	(7,826)
Fair value of contracts, end of year	(300,865)	(119,772)
Comprised of:
Current derivative asset	19,321	16,924
Current derivative liability	(268,973)	(130,919)
Non-current derivative asset	—	2,451
Non-current derivative liability	(51,213)	(8,228)
Fair value of contracts, end of year	(300,865)	(119,772)

The loss (gain) on derivative instruments for 2021 and 2020 were comprised of the following:

	Year Ended
	Dec 31, 2021	Dec 31, 2020
Realized loss (gain) on contracts settled during the year	327,384	(109,093)
Reversal of opening contracts settled during the year	(112,679)	(12,811)
Unrealized loss on contracts outstanding at the end of the year	293,773	113,766
Loss (gain) on derivative instruments	508,478	(8,138)

Vermilion executes derivative instruments where there is an underlying exposure to offset the position. Consistent with our accounting policy we do not match unrealized gains / losses on these contracts with the underlying exposure. Please refer to Note 17 (Supplemental information) for a listing of Vermilion's outstanding derivative instruments as at December 31, 2021.

8. Leases

Vermilion had the following future commitments associated with its lease obligations:

	As at
($M)	Dec 31, 2021	Dec 31, 2020
Less than 1 year	19,045	27,927
1 - 3 years	38,136	41,270
3 - 5 years	25,226	31,412
After 5 years	3,686	14,178
Total lease payments	86,093	114,787
Amounts representing interest	(10,871)	(15,381)
Present value of net lease payments	75,222	99,406
Current portion of lease obligations	(15,032)	(22,882)
Non-current portion of lease obligations	60,190	76,524

Total cash outflow	27,368	31,240
Interest on lease liabilities	5,181	6,192

Vermilion Energy Inc.  ∎ Page 23 ∎  2021 Financial Statements

9. Taxes

The following table reconciles Vermilion’s deferred tax asset and liability:

	As at
	Dec 31, 2021	Dec 31, 2020
Deferred tax assets:
Non-capital losses	477,903	420,060
Derivative contracts	74,043	33,064
Other	2,879	14,766
Stock based compensation	8,651	12,218
Asset retirement obligations	83,461	7,581
Capital assets	(268,615)	443
Unrealized foreign exchange	(3,329)	(3,635)
Deferred tax assets	374,993	484,497
Deferred tax liabilities:
Asset retirement obligations	104,258	184,144
Capital assets	322,641	112,818
Other	(10,518)	1,682
Non-capital losses	(87,542)	(34,372)
Deferred tax liabilities	328,839	264,272

Income tax expense differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate as follows:

	Year Ended
	Dec 31, 2021	Dec 31, 2020
Earnings before income taxes	1,381,893	(1,877,399)
Canadian corporate tax rate (1)	24.61%	25.31%
Expected tax expense	340,084	(475,170)
Increase (decrease) in taxes resulting from:
Petroleum resource rent tax rate (PRRT) differential (2)	27,281	(15,157)
Foreign tax rate differentials (2) (3)	43,301	(14,907)
Equity based compensation expense	6,794	2,445
Amended returns and changes to estimated tax pools and tax positions	(14,391)	(2,598)
Statutory rate changes and the estimated reversal rates on temporary differences (4)	5,862	33,770
Derecognition (recognition) of deferred tax assets	(190,423)	141,315
Adjustment for uncertain tax positions	—	—
Other non-deductible items	14,689	(29,670)
Provision for income taxes	233,197	(359,972)
(1)	In Canada, the lower tax rate is a result of reductions to the Alberta corporate tax rate from 10% to 8%.
(2)	In Australia, current taxes include both corporate income tax rates and PRRT. Corporate income tax rates were applied at a rate of 30% and PRRT was applied at a rate of 40%.
(3)	The applicable tax rates for 2021 were: 27.4% in France, 50.0% in the Netherlands, 31.4% in Germany, 25.0% in Ireland, and 21.0% in the United States (2020: 28.9% in France, 50.0% in the Netherlands, 31.6% in Germany, 25.0% in Ireland, and 21.0% in the United States).
(4)	On December 28, 2019, the French Parliament approved the Finance Bill for 2020. The Finance Bill for 2020 provides for a progressive decrease of the French corporate income tax rate for companies with sales below €250 million from 32.0% to 25.8% by 2022. On July 1, 2020, the Alberta government reduced the provincial corporate tax rate from 10% to 8%, accelerating the previously enacted schedule of rate reductions. On December 21, 2021, the Dutch Senate approved the 2022 Tax Plan that included an increase to the Dutch corporate tax rate from 25.0% in 2021 to 25.8% in 2022. Due to the tax regime applicable to natural gas producers in the Netherlands, the increase to the corporate tax rate is not expected to have a material impact to Vermilion taxes in the Netherlands.

At December 31, 2021, Vermilion had $2.7 billion (2020 - $2.9 billion) of unused tax losses of which $1.4 billion (2020 - $1.3 billion) relates to Vermilion's Canada segment and expire between 2028 and 2041. The majority of the remaining unused tax losses relate to Vermilion's Ireland segment and do not expire.

Vermilion Energy Inc.  ∎ Page 24 ∎  2021 Financial Statements

At December 31, 2021, Vermilion recognized $190.4 million (2020 - derecognized $141.3 million) of deferred income tax assets primarily relating to the aforementioned non-expiring tax loss in Ireland that are expected to be utilized due to an increase in forecast commodity prices.

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2021 is approximately $0.4 billion (2020 – approximately $0.5 billion).

10. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Dec 31, 2021	Dec 31, 2020
Revolving credit facility	1,273,755	1,555,215
Senior unsecured notes	377,814	378,633
Long-term debt	1,651,569	1,933,848

The fair value of the revolving credit facility is equal to its carrying value due to the use of short-term borrowing instruments at market rates of interest. The fair value of the senior unsecured notes as at December 31, 2021 was $387.0 million (December 31, 2020 - $329.1 million).

The following table reconciles the change in Vermilion’s long-term debt:

	2021	2020
Balance at January 1	1,933,848	1,924,665
(Repayments) borrowings on the revolving credit facility	(341,259)	22,183
Amortization of transaction costs	778	833
Foreign exchange	58,202	(13,833)
Balance at December 31	1,651,569	1,933,848

Revolving credit facility

In Q1 2020, we negotiated an extension to our $2.1 billion revolving credit facility to extend the maturity to May 31, 2024.

As at December 31, 2021, Vermilion had in place a bank revolving credit facility maturing May 31, 2024 with the following terms:

	As at
	Dec 31, 2021	Dec 31, 2020
Total facility amount	2,100,000	2,100,000
Amount drawn	(1,273,755)	(1,555,215)
Letters of credit outstanding	(11,035)	(23,210)
Unutilized capacity	815,210	521,575

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.

The facility bears interest at a rate applicable to demand loans plus applicable margins.

As at December 31, 2021, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Dec 31, 2021	Dec 31, 2020
Consolidated total debt to consolidated EBITDA	Less than 4.0	1.61	3.48
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	1.24	2.82
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	14.78	8.12

Vermilion Energy Inc.  ∎ Page 25 ∎  2021 Financial Statements

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by the revolving credit facility agreement as follows:

●	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within “Accounts payable and accrued liabilities” but excluding operating leases as defined under IAS 17) on the balance sheet.
●	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
●	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
●	Consolidated total interest expense: Includes all amounts classified as “Interest expense”, but excludes interest on operating leases as defined under IAS 17.

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of December 31, 2021, Vermilion’s liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

As at December 31, 2021 and December 31, 2020, Vermilion was in compliance with the above covenants.

Senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15. The notes mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest, if redeemed during the twelve-month period beginning on March 15 of each of the years indicated below:

Year	Redemption price
2021	102.813%
2022	101.406%
2023 and thereafter	100.000%

11. Shareholders’ capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2021		2020
Shareholders’ capital	Shares (‘000s)	Amount ($M)	Shares (‘000s)	Amount ($M)
Balance at January 1	158,724	4,181,160	156,290	4,119,031
Shares issued for the Dividend Reinvestment Plan	—	—	619	8,277
Vesting of equity based awards	2,385	49,922	1,103	49,188
Shares issued for equity based compensation	911	8,365	415	3,203
Share-settled dividends on vested equity based awards	241	2,326	297	1,461
Balance at December 31	162,261	4,241,773	158,724	4,181,160

Vermilion is authorized to issue an unlimited number of common shares with no par value.

Dividends declared to shareholders for the year ended December 31, 2021 were $— million or $0.00 per common share (2020 - $90.1 million or $0.58 per common share).

Subsequent to December 31, 2021 Vermilion declared a dividend of $0.06 per share to be paid April 18, 2022.

Vermilion Energy Inc.  ∎ Page 26 ∎  2021 Financial Statements

12. Capital disclosures

Vermilion defines capital as net debt (long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities)) and shareholders’ capital. In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, and asset retirement obligations.

Vermilion monitors the ratio of net debt to fund flows from operations. As at December 31, 2021, our ratio of net debt to trailing fund flows from operations is 1.79 (2020 – 4.00 (revised)). Vermilion manages the ratio of net debt to fund flows from operations (refer to Note 3 – Segmented information) by monitoring capital expenditures, dividends, and asset retirement obligations with expected fund flows from operations. Vermilion intends for the ratio of net debt to fund flows from operations to trend towards 1.0 over time.

The following table calculates Vermilion’s ratio of net debt to fund flows from operations:

	Year Ended
		Dec 31, 2020
	Dec 31, 2021	(revised)
Long-term debt	1,651,569	1,933,848
Adjusted working capital deficiency(1)	9,284	35,258
Unrealized FX on swapped USD borrowings	(16,067)	40,219
Net debt	1,644,786	2,009,325

Ratio of net debt to four quarter trailing fund flows from operations	1.79	4.00
((1)	Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives and current lease liabilities).

13. Equity based compensation

The following table summarizes the number of awards outstanding under the VIP:

Number of VIP and Five Year Compensation Awards (‘000s)	2021	2020
Opening balance	6,244	2,268
Granted	2,745	5,120
Vested	(1,520)	(650)
Forfeited	(1,064)	(494)
Closing balance	6,405	6,244

For the year ended December 31, 2021, the awards had a weighted average grant date fair value of $9.53 (2020 - $5.92). Equity based compensation expense for the awards is calculated based on the number of awards outstanding multiplied by the estimated performance factor that will be realized upon vesting (2021 – 1.1; 2020 – 1.2) adjusted by an estimated annual forfeiture rate (2021 – 4.2%; 2020 – 5.8%). Equity based compensation expense of $31.3 million was recorded during the year ended December 31, 2021 (2020 - $38.9 million) relating to the awards.

For the year ended December 31, 2021, there were 388,896 DSUs granted and outstanding with a weighted average grant date fair value of $11.49. Equity based compensation expense of $1.9 million was recorded during the year ended December 31, 2021 (2020 - $0.8 million) relating to the DSUs.

Vermilion Energy Inc.  ∎ Page 27 ∎  2021 Financial Statements

14. Per share amounts

Basic and diluted net earnings (loss) per share have been determined based on the following:

	Year Ended
	Dec 31, 2021	Dec 31, 2020
Net earnings (loss)	1,148,696	(1,517,427)

Basic weighted average shares outstanding (‘000s)	161,172	157,908
Dilutive impact of equity based compensation (‘000s)	3,593	—
Diluted weighted average shares outstanding (‘000s)	164,765	157,908

Basic earnings per share	7.13	(9.61)
Diluted earnings per share	6.97	(9.61)

15. Financial instruments

Classification of financial instruments

The following table summarizes the carrying value relating to Vermilion’s financial instruments:

	As at Dec 31, 2021				As at Dec 31, 2020
			Amortized				Amortized
($M)	FVTPL	FVTOCI	Cost	Total	FVTPL	FVTOCI	Cost	Total
Cash and cash equivalents	6,028	—	—	6,028	6,904	—	—	6,904
Derivative assets	19,321	—	—	19,321	19,375	—	—	19,375
Derivative liabilities	(320,186)	—	—	(320,186)	(139,147)	—	—	(139,147)
Accounts receivable	—	—	328,584	328,584	—	—	196,077	196,077
Accounts payable and accrued liabilities	—	—	(440,658)	(440,658)	—	—	(297,670)	(297,670)
Lease obligations	—	—	(60,190)	(60,190)	—	—	(76,524)	(76,524)
Long-term debt (1)	—	—	(1,651,569)	(1,651,569)	—	—	(1,933,848)	(1,933,848)

(1)	The carrying value of the above equals fair value except for long-term debt. The fair value of long-term debt was $1,660,778 (2020 - $1,884,296).

The carrying value of accounts receivable, accounts payable and accrued liabilities, dividends payable and lease obligations are a reasonable approximation of their fair value due to the short maturity of these financial instruments.  The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

Fair value measurements are categorized into a fair value hierarchy based on the lowest level input that is significant to the fair value measurement:

●	Level 1 inputs are determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities. Inputs used in fair value measurement of cash and cash equivalents, the revolving credit facility, and the senior unsecured notes are categorized as Level 1.
●	Level 2 inputs are determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly. The fair value of Vermilion’s derivative assets and liabilities are determined using pricing models that incorporate future price forecasts (supported by prices from observable market transactions) and credit risk adjustments.
●	Level 3 inputs are not based on observable market data. Vermilion does not have any financial instruments classified as Level 3.

There were no transfers between levels in the hierarchy in the years ended December 31, 2021 and 2020.

Nature and Extent of Risks Associated with Financial Instruments

Vermilion is exposed to financial risks from its financial instruments. These financial risks include: market risk (includes commodity price risk, interest rate risk, and currency risk), credit risk, and liquidity risk.

Commodity price risk

Vermilion is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to future petroleum and natural gas production, Vermilion does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses recognized on derivative instruments.

Vermilion Energy Inc.  ∎ Page 28 ∎  2021 Financial Statements

Currency risk

Vermilion is exposed to currency risk on its financial instruments denominated in foreign currencies. These financial instruments include cash and cash equivalents, accounts receivables, accounts payables, lease obligations, long-term debt, derivative assets and derivative liabilities. These financial instruments are primarily denominated in the US dollar and the Euro. Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.

Interest rate risk

Vermilion is exposed to interest rate risk on its revolving credit facility, which consists of short-term borrowing instruments that bear interest at market rates. Thus, changes in interest rates could result in an increase or decrease in the amount paid by Vermilion to service this debt.

The following table summarizes the increase (positive values) or decrease (negative values) to net earnings before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

($M)	Dec 31, 2021	Dec 31, 2020
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	(273)	(873)
$0.01 decrease in strength of the Canadian dollar against the Euro	273	873

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	2,086	2,711
$0.01 decrease in strength of the Canadian dollar against the US $	(2,086)	(2,711)

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(9,324)	(11,783)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	1,636	7,207

Commodity price risk - European natural gas
€ 0.5/GJ increase in European natural gas price used to determine the fair value of derivatives	(10,554)	(23,904)
€ 0.5/GJ decrease in European natural gas price used to determine the fair value of derivatives	10,554	24,088

Share price risk - Equity swaps
$1.00 increase from initial share price of the equity swap	3,750	3,750
$1.00 decrease from initial share price of the equity swap	(3,750)	(3,750)

Credit risk:

Vermilion is exposed to credit risk on accounts receivable and derivative assets in the event that customers, joint operation partners, or counterparties fail to discharge their contractual obligations. As at December 31, 2021, Vermilion’s maximum exposure to receivable credit risk was $347.9 million (December 31, 2020 - $215.5 million) which is the value of accounts receivable and derivative assets on the balance sheet.

Vermilion’s accounts receivable primarily relates to customers and joint operations partners in the petroleum and natural gas industry. These amounts are subject to normal industry payment terms and credit risks. Vermilion manages these risks by monitoring the creditworthiness of customers and joint operations partners and, where appropriate, obtaining assurances such as parental guarantees and letters of credit. Vermilion determines the lifetime expected credit losses recognized on accounts receivable using a provision matrix. In preparing the provision matrix, the Company takes into account historical credit loss experience based on the aging of accounts receivable, adjusted as necessary for current and future petroleum and natural gas prices to the extent that changes in pricing may negatively impact the Company’s customers and joint operations partners. The lifetime expected credit losses on accounts receivable as at December 31, 2021 and 2020 is not material. As at the balance sheet date, approximately 0.8% (2020 –1.4%) of the accounts receivable balance was outstanding for more than 90 days. Vermilion considers the balance of accounts receivable to be collectible.

Vermilion’s derivative assets primarily relates to the fair value of financial instruments used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. Vermilion manages this risk by monitoring the creditworthiness of counterparties, transacting primarily with counterparties that have investment grade third party credit ratings, and by limiting the concentration of financial exposure to individual counterparties. As a result, Vermilion has not obtained collateral or other security to support its financial derivatives.

Vermilion Energy Inc.  ∎ Page 29 ∎  2021 Financial Statements

Vermilion’s cash deposited in financial institutions and guaranteed investment certificates are also subject to counterparty credit risk. Vermilion mitigates this risk by transacting with financial institutions with high third party credit ratings.

Liquidity risk:

Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. Vermilion does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

The following table summarizes Vermilion’s undiscounted non-derivative financial liabilities and their contractual maturities:

		1 month to	3 months to	1 year to
($M)	1 month	3 months	1 year	5 years
December 31, 2021	191,298	223,885	25,475	1,718,475
December 31, 2020	92,991	181,475	23,204	2,006,530

16. Related party disclosures

The compensation of directors and management is reviewed annually by the independent Governance and Human Resources Committee against industry practices for oil and gas companies of similar size and scope.

The following table summarizes the compensation of directors and other members of key management personnel during the years ended December 31, 2021 and 2020:

	Year Ended
	Dec 31, 2021	Dec 31, 2020
Short-term benefits	4,654	4,800
Equity based compensation	14,570	13,169
	19,224	17,969
Number of individuals included in the above amounts	18	18

During the year ended December 31, 2021, Vermilion recorded $0.2 million of office rent recoveries (2020 - $0.2 million) relating to an office sub-lease to a company whose Managing Director is also a member of Vermilion’s Board of Directors. This related party transaction is provided in the normal course of business under the same commercial terms and conditions as transactions with unrelated companies and is recorded at the exchange amount.

17. Supplemental information

Changes in non-cash working capital was comprised of the following:

	Year Ended
	Dec 31, 2021	Dec 31, 2020
Changes in:
Accounts receivable	(132,507)	15,332
Crude oil inventory	(6,668)	15,987
Prepaid expenses	(71,156)	(5,476)
Accounts payable and accrued liabilities	142,988	(14,772)
Income taxes payable	32,643	(877)
Foreign exchange	14,540	(6,251)
Changes in non-cash working capital	(20,160)	3,943

Changes in non-cash operating working capital	(56,884)	12,365
Changes in non-cash investing working capital	36,724	(8,422)
Changes in non-cash working capital	(20,160)	3,943

As at December 31, 2021, prepaid expenses includes a deposit of $68.5 million related to a previously announced transaction to acquire an additional working interest within the Corrib natural gas project.

Vermilion Energy Inc.  ∎ Page 30 ∎  2021 Financial Statements

Cash and cash equivalents was comprised of the following:

	As at
	Dec 31, 2021	Dec 31, 2020
Cash on deposit with financial institutions	5,901	6,777
Guaranteed investment certificates	127	127
Cash and cash equivalents	6,028	6,904

Wages and benefits included in operating expenses and general and administration expenses were:

	Year Ended
	Dec 31, 2021	Dec 31, 2020
Operating expense	73,739	70,414
General and administration expense	54,771	60,551
Wages and benefits	128,510	130,965

The following tables summarize Vermilion's outstanding risk management positions as at December 31, 2021:

				Weighted		Weighted		Weighted		Weighted		Weighted
				Average		Average		Average		Average	Bought	Average
			Bought Put	Bought Put	Sold Call	Sold Call	Sold Put	Sold Put	Sold Swap	Sold Swap	Swap	Bought
	Unit	Currency	Volume	Price	Volume	Price	Volume	Price	Volume	Price	Volume	Swap Price
Dated Brent
Q1 2022	bbl	USD	2,700	62.50	2,700	81.01	2,700	47.50	500	52.00	—	—
Q2 2022	bbl	USD	3,450	63.59	3,450	83.34	3,450	47.50	—	—	—	—
Q3 2022	bbl	USD	2,600	63.94	2,600	84.35	2,600	47.50	—	—	—	—
Q4 2022	bbl	USD	2,600	63.94	2,600	84.35	2,600	47.50	—	—	—	—
WTI
Q1 2022	bbl	USD	9,550	60.52	9,550	75.89	9,550	45.52	—	—	—	—
Q2 2022	bbl	USD	9,300	60.93	9,300	78.39	9,300	45.54	—	—	—	—
Q3 2022	bbl	USD	4,500	60.82	4,500	82.92	4,500	45.00	—	—	—	—
Q4 2022	bbl	USD	4,500	60.82	4,500	82.92	4,500	45.00	—	—	—	—
AECO Basis (AECO less NYMEX Henry Hub)
Q1 2022	mcf	USD	—	—	—	—	—	—	30,000	(1.10)	—	—
Q2 2022	mcf	USD	—	—	—	—	—	—	35,000	(1.09)	—	—
Q3 2022	mcf	USD	—	—	—	—	—	—	35,000	(1.09)	—	—
Q4 2022	mcf	USD	—	—	—	—	—	—	11,793	(1.09)	—	—
NYMEX Henry Hub
Q2 2022	mcf	USD	30,000	3.33	30,000	4.81	—	—	—	—	—	—
Q3 2022	mcf	USD	30,000	3.33	30,000	4.81	—	—	—	—	—	—
Q4 2022	mcf	USD	10,109	3.33	10,109	4.81	—	—	—	—	—	—

				Weighted		Weighted		Weighted		Weighted		Weighted
				Average		Average		Average		Average	Bought	Average
			Bought Put	Bought Put	Sold Call	Sold Call	Sold Put	Sold Put	Sold Swap	Sold Swap	Swap	Bought
	Unit	Currency	Volume	Price	Volume	Price	Volume	Price	Volume	Price	Volume	Swap Price
NBP
Q1 2022	mcf	EUR	36,851	6.04	36,851	7.59	34,394	3.63	4,913	4.91	—	—
Q2 2022	mcf	EUR	27,024	5.07	27,024	5.84	27,024	3.50	4,913	4.91	—	—
Q3 2022	mcf	EUR	19,654	5.11	19,654	6.24	19,654	3.66	4,913	4.91	—	—
Q4 2022	mcf	EUR	19,654	5.11	19,654	6.23	19,654	3.66	4,913	4.91	—	—
Q1 2023	mcf	EUR	12,284	5.19	12,284	6.45	12,284	3.75	—	—	—	—
Q2 2023	mcf	EUR	4,913	5.86	4,913	8.24	4,913	4.40	—	—	—	—
TTF											—	—
Q1 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
Q2 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
Q3 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
Q4 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
Q1 2023	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—

Vermilion Energy Inc.  ∎ Page 31 ∎  2021 Financial Statements

VET Equity Swaps					Initial Share Price		Share Volume
Swap	Jan 2020 - Apr 2023				20.9788	CAD	2,250,000
Swap	Jan 2020 - Apr 2023				22.4587	CAD	1,500,000

Foreign Currency Swaps		Notional Amount			Notional Amount		Average Rate
Swap	January 2022	562,166,987	USD		700,000,000	CAD	1.2452

Cross Currency Interest Rate		Notional Amount		Receive Rate	Notional Amount		Pay Rate
Swap	January 2022	398,373,887	USD	LIBOR + 1.70%	500,000,000	CAD	CDOR + 1.08%

Vermilion Energy Inc.  ∎ Page 32 ∎  2021 Financial Statements

DIRECTORS

Lorenzo Donadeo [1]

Calgary, Alberta

Larry J. Macdonald [2,4,8,10]

Calgary, Alberta

James J. Kleckner Jr. [8,10]

Edwards, Colorado

Carin Knickel [5,8,12]

Golden, Colorado

Stephen P. Larke [4,6,11]

Calgary, Alberta

Timothy R. Marchant [7,10,12]

Calgary, Alberta

Robert Michaleski [3,6]

Calgary, Alberta

William Roby [8,9,12]

Katy, Texas

Manjit Sharma [4,8]

Toronto, Ontario

Judy Steele [6,12]

Halifax, Nova Scotia

[1] Executive Chairman

[2] Lead Director (Independent)

[3] Audit Committee Chair (Independent)

[4] Audit Committee Member

[5] Governance and Human Resources Committee Chair __(Independent)

[6] Governance and Human Resources Committee Member

[7] Health, Safety and Environment Committee Chair __(Independent)

[8] Health, Safety and Environment Committee Member

[9] Independent Reserves Committee Chair (Independent)

[10] Independent Reserves Committee Member

[11] Sustainability Committee Chair (Independent)

[12] Sustainability Committee Member

OFFICERS / CORPORATE SECRETARY

Lorenzo Donadeo *

Executive Chairman

Dion Hatcher *

President

Lars Glemser *

Vice President & Chief Financial Officer

Terry Hergott

Vice President Marketing

Yvonne Jeffery

Vice President Sustainability

Darcy Kerwin *

Vice President International & HSE

Bryce Kremnica *

Vice President North America

Geoff MacDonald

Vice President Geosciences

Kyle Preston

Vice President Investor Relations

Averyl Schraven

Vice President People and Culture

Jenson Tan *

Vice President Business Development

Gerard Schut *

Vice President European Operations

Robert (Bob) J. Engbloom

Corporate Secretary

* Executive Committee

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Bank of Montreal

Canadian Imperial Bank of Commerce

Export Development Canada

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Wells Fargo Bank N.A., Canadian Branch

Bank of America N.A., Canada Branch

Citibank N.A., Canadian Branch - Citibank Canada

JPMorgan Chase Bank, N.A., Toronto Branch

La Caisse Centrale Desjardins du Québec

Alberta Treasury Branches

Canadian Western Bank

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Odyssey Trust Company

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Vice President Investor Relations

403-476-8431 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc.  ∎ Page 33 ∎  2021 Financial Statements